Troutman Pepper Hamilton Sanders LLP 620 Eighth Avenue, 37th Floor New York, NY 10018 troutman.com

September 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Rolf Sundwall

Sasha Parikh

Abby Adams

Suzanne Hayes

Re:	Inhibikase Therapeutics, Inc.

Registration Statement on Form S-1
Filed July 23, 2020
CIK No. 0001750149

Ladies and Gentlemen:

On behalf of our client, Inhibikase Therapeutics, Inc. (“Inhibikase” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 14, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing the revised Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised the Registration Statement.

Registration Statement on Form S-1 submitted July 23, 2020

Inside Cover Page, page i

Please revise the gatefold "Method of Action" graphic to include a textual description putting graphics in context. Without this information it is difficult to understand what the graphics are attempting to convey. We note that the line item for BCR-Abl in the pipeline table appears to say that you will rely on the 505(b)(2) process in lieu of conducting Phase 1 and Phase 2 trials. This is inconsistent with later tables on page 3 and 96, which indicate you intend to rely on 505(b)(2) for all phases of clinical trials. The tables are also inconsistent with the disclosure on page 105 indicating clinical trials are likely necessary for purposes of dose escalation and to demonstrate superiority. Please revise your tables accordingly.

September 15, 2020 Page 2

The Company respectfully advises the Staff that it has revised the graphic to address the Staff’s comment. Text has been added to explain that the target of IkT-148009 for treatment of neurodegenerative disease is c-Abl in the brain. IkT-148009 acts as inhibitor of c-Abl kinase through clearance of α-synuclein. As stated in the added text, this inhibition has been shown to halt progression and restore function in the Company’s Parkinson’s Disease preclinical models.

To address the second point, we have clarified the graphic and the Registration Statement to indicate that the Company intends to seek approval for IkT-001Pro following the alternative 505(b)(2) pathway. This pathway will allow us to rely, in part, on clinical data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of an approved compound and, as a result does not follow the typical Phase 1, 2 and 3 clinical trial process. The arrow in the pipeline table inadvertently only covered Phase 1 and 2. It should have covered Phase 1, 2 and 3 consistent with the other references identified in this comment.

We note your pipeline table includes line items for drug candidates for treatment of dementia with Lewy Body, multiple system atrophy and progressive multifocal leukoencephalophy. Given the lack of disclosure of these programs in your registration statement, they do not appear material to your operations. Please limit your pipeline table to your material product candidates.

The Company respectfully advises the Staff that it has retained its additional preclinical drug candidates in the pipeline table as it considers these programs to be material. The Company identified these development opportunities through its proprietary RAMPTM drug discovery program. A discussion of these research programs has been added to the Registration Statement on pages 3, 5, 83-84, and 110-111.

Prospectus Summary

Overview, page 1

Please refer to comment 2 and comments 1 and 3 of our October 5, 2018 letter. On pages 2, 4, 82, and 93 you state, "Subject to future FDA agreements . . . clinical development of IkT-001 Pro could possibly be completed in the first half of 2022." In the "Our Programs" section, you state, "If approved by the FDA, this product might provide a revenue stream to help support other programs in neurodegeneration." On pages 2 and 82, you state that you could complete clinical development of IkT-148009 in 2024. Please explain, how IKT-001 might provide a revenue stream to support clinical development of IkT-148009. If this expectation is dependent on revenue from potential collaboration agreements, please make that clear. Alternatively, clarify that this financing strategy is dependent on FDA approval and successful commercialization which is highly uncertain.

The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 5 and 83 of the Registration Statement to clarify that, if IkT-001Pro is approved by the FDA, the Company would seek to partner with a pharmaceutical company to produce and market the product. Depending on the terms of the agreement, the Company may realize some revenue from this partnership that could financially contribute to its primary efforts in neurodegenerative diseases, including continued development of IkT-148009.

In addition, the risk factors clearly convey that drug development, FDA approval and successful commercialization are highly uncertain and involve a substantial degree of risk. For examples, see risk factors on pages 14, 17-18, 24, 34-40, and 27-31.

September 15, 2020 Page 3

Briefly explain all defined terms at first use. For example, on page 2, briefly describe the process and significance of submitting the NDA for IkT-001Pro pursuant to Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act.

The Company respectfully advises the Staff that it has revised the disclosure on page 2 of the Registration Statement to clarify that development through the 505(b)(2) pathway would allow it to rely, in part, on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of an approved compound. We have further revised the Registration Statement to explain other defined terms at first use.

On pages 2 and 81, you state, "We believe IkT-001Pro will improve patient experience and treatment compliance and could become the standard-of-care as a result," while acknowledging you will not submit an IND until the fourth quarter of 2020. On page 103, you state, "We believe IkT-001Pro will have superior safety and at least equivalent efficacy relative to generic Imatinib. As a consequence, we believe we have an opportunity to capture a significant portion of the generic Imatinib sales in the U.S. market." Please remove these and all statements suggesting that your product candidates are effective. Safety and efficacy determinations are solely within authority of the FDA or other regulatory agencies. As your product candidates have not received approval, it is premature to state or suggest that they are effective.

The Company respectfully advises the Staff that it has removed all statements suggesting that the safety and effectiveness of IkT-001Pro have been confirmed.

Our Portfolio, page 94

On page 96, Table 1 depicts the development of IkT-001Pro while the footnote relates to the development of IkT-148009. Revise accordingly.

The Company respectfully advises the Staff that it has removed the footnote.

Material Agreements, page 109

Tell us why you eliminated disclosure of the Duke license. We note from pages F-19--20, that it appears the Duke license agreement continues to be in effect.

The Company respectfully advises the Staff that the Duke license has been terminated and the Company has revised the disclosure on page F-22 of the Registration Statement to clarify that the Duke license has been terminated.

Certain Relationships and Related Party Transactions, page 148

Describe the material terms of the CEO note and the 2018 consulting agreement with Flagship Consulting, through which you agreed to compensate Mr. Frattaroli, your CFO, discussed on page 148, and file these agreements as exhibits. Refer to Item 601(b)(10)(ii)(A) and (iii)(A). We note you have filed the 2018 promissory note; however, the terms of that note (based on monthly statements for services rendered, maximum $75,000) do not appear to match your disclosure for that time period ($12,500 per month accruing on convertible revolving demand promissory note). Revise to clarify.

September 15, 2020 Page 4

The Company respectfully advises the Staff that it has revised the disclosure on pages 92-93, 148-150 and 161 of the Registration Statement to address the Staff’s comment by describing the terms of the 2018 note to Flagship Consulting, Inc., the 2018 note to Mr. Frattaroli, the 2018 consulting agreement with Flagship Consulting, Inc., the 2019 note to Mr. Frattaroli, the 2020 amended and restated note to Flagship Consulting, Inc., and two warrants granted to Flagship Consulting, Inc.

*           *           *

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions with respect to this submission to me at (212) 808-2711 or merrill.kraines@troutman.com.

Sincerely,

/s/ Merrill M. Kraines

Merrill M. Kraines, Esq.

cc:	Milton H. Werner, Ph.D., Inhibikase Therapeutics, Inc.

Todd Kornfeld, Esq., Troutman Pepper Hamilton Sanders LLP

Leslie Marlow, Esq., Gracin & Marlow LLP